 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated March 24, 2025.

Item 1

Millicom (Tigo) completes delisting from Nasdaq Stockholm and SEB informs Millicom of its intent to initiate the sale of shares not withdrawn from SDR program

Luxembourg, March 24, 2025 – Millicom International Cellular S.A. (“Millicom”), has completed the delisting of its Swedish Depositary Receipts (SDRs) from Nasdaq Stockholm, in line with previous communications.  The last day of trading was March 17, 2025.

As of March 24, 2025, SEB, the custodian bank for SDRs, informed Millicom that holders of SDRs representing approximately 5,110,103 underlying common shares had not taken all the steps needed to withdraw the shares underlying their SDRs(1). In compliance with the SDR terms and conditions and as previously announced, SEB will soon commence sales of these common shares on behalf of such holders.

Further information on the delisting process is available in Millicom’s previous press releases. Additional information is also available on the “Nasdaq Stockholm Delisting & Interim Dividend” section of Millicom’s webpage:

https://www.millicom.com/investors/Nasdaq_Stockholm_Delisting_and_Interim_Dividend

Note: (1) for clarity, previous press releases and documents used the phrase “conversion of SDRs into Millicom U.S. Shares” to describe the withdrawal of the common shares underlying their SDRs, pursuant to the SDR terms and conditions available at: https://ww2-cdn.tigocloud.net/Millicom_General_Terms_and_Conditions_SDR_Consolidated_2022_02a125e16d.pdf

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 24, 2025